Filed by AMEC plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Foster Wheeler AG

Commission File Number: 001-31305

Date: June 27, 2014

IMPORTANT INFORMATION:

This material is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This material is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, or an exemption therefrom.

In connection with the proposed offer, AMEC expects to file a registration statement on Form F-4, which will include a prospectus (the “prospectus”), and a Tender Offer statement on Schedule TO (the “Schedule TO”). The proposed offer will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal to be delivered to Foster Wheeler, filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to Foster Wheeler shareholders. The proposed offer will be made by AMEC or an affiliate of AMEC and not by any other person, including Bank of America Merrill Lynch or Barclays.

The release, publication or distribution of this material in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this material is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS OF FOSTER WHEELER ARE URGED TO READ ANY DOCUMENTS REGARDING THE PROPOSED OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED OFFER.

The registration statement, the Schedule TO and other related documents in relation to the proposed offer will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at AMEC’s website, www.amec.com.

This material does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, AMEC may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.

Forward-looking statements

This material contains statements which constitute “forward-looking statements”. Forward-looking statements include any statements related to the expected benefits or estimated synergies resulting from a transaction with Foster Wheeler and are generally identified by words such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “will,” “may,” “continue,” “should” and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of AMEC, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements.

Customer Communications	AMEC Internal	26 June 2014

AMEC does not undertake to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise.

The following was posted on AMEC’s intranet (AMECnet) and on AMEC’s and Foster Wheeler AG’s common site (www.amecandfosterwheeler.com) on June 27, 2014:

Customer communications

On 13 February 2014 AMEC entered into a definitive agreement to acquire Foster Wheeler. The deal is expected to close in Q3 2014.

This document is designed to be used by customer-facing staff of both AMEC and Foster Wheeler. It provides a consistent set of messages to be used when asked questions about the potential combination of the two companies. It will be updated as key deal milestones are reached.

1.              Both companies are committed to delivering excellence to their customers.

•                  Our first priority is to ensure that all our existing and on-going engagements for our customers will not be compromised by the combination process.

•                  We believe the cultures of both companies are very similar. The combination of AMEC and Foster Wheeler will remain committed to delivering for our customers.

2.              Customers can expect a compelling combination.

•                  AMEC and Foster Wheeler are both companies with a strong reputation and a proud heritage of delivery for their customers. Together we believe we can serve you even better.

•                  The combined business will have a highly skilled workforce of some 40,000 people delivering excellent projects consistently for customers.

•                  It will operate in over 50 countries, delivering consultancy, engineering and project management services to our customers wherever they are in the world.

•                  It will be a diversified business, collaborating across our oil and gas, mining, clean energy, environment and infrastructure markets, sharing expertise and ideas.

•                  Foster Wheeler will add mid- and downstream oil & gas capabilities and experience to AMEC’s existing upstream focus.

•                  We believe the combined business will attract and retain the top talent in the market because of the opportunities and development it will offer.

3.              We are still two businesses at present. We are well advanced in planning to combine them, smoothly and effectively.

•                  Nothing is changing at the moment. AMEC and Foster Wheeler will remain separate entities until such time as the deal closes (expected Q3). It will be business as usual for the time being.

•                  We are working together to ensure a smooth transition. An integration planning team has been put together, made up of employees from each company.

•                  We will continue to update customers as the deal process reaches its key milestones (for example tender offer launch and deal close) and thereafter.

We expect the combination to provide not just ‘business as usual’ - but better. We believe we will be better able to serve customers across our markets.

Going forward

We expect to update this document whenever a key deal-related milestone is reached. Please pay attention to our common intranet site and the FAQs shown there. Any questions should be emailed to the communications team in your own company.

Please note

The making of a firm offer remains subject to a number of pre-conditions and there is no certainty that the transaction will proceed. If it does proceed, completion is anticipated in the in the third quarter of 2014, subject to AMEC shareholder approval and regulatory and anti-trust approvals. Prior to launching the tender offer, AMEC and its advisers must prepare a number of documents for filing as part of the US registration and listing process, and AMEC will be progressing with these processes during the second quarter of 2014. Final documents are then expected to be filed, alongside publication of the prospectus and circular to AMEC shareholders. Please note that all communication materials which refer to the deal (including this one) may need to be filed with the SEC (Securities and Exchange Commission) in the US and will then become a matter of public record.